INTERNAL REVENUE SERVICE
P. O. BOX 2508
CINCINNATI, OH 45201

DEPARTMENT OF THE TREASURY

Date: APR 24 2014

Employer Identification Number:
14-0689340
DLN:
17007037101023
Person to Contact:
VICKIE SURGUY ID# 31036
Contact Telephone Number:
(513) 263-3583
Plan Name:
GE SAVINGS AND SECURITY PROGRAM

Plan Number: 334

GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CT 06828

Dear Applicant:

We have made a favorable determination on the plan identified above based on the information you have supplied. Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records. You must retain this information to preserve your reliance on this letter.

Continued qualification of the plan under its present form will depend on its effect in operation. See section 1.401-1(b)(3) of the Income Tax Regulations. We will review the status of the plan in operation periodically.

The enclosed Publication 794 explains the significance and the scope of this favorable determination letter based on the determination requests selected on your application forms. Publication 794 describes the information that must be retained to have reliance on this favorable determination letter. The publication also provides examples of the effect of a plan's operation on its qualified status and discusses the reporting requirements for qualified plans. Please read Publication 794.

This letter relates only to the status of your plan under the Internal Revenue Code. It is not a determination regarding the effect of other federal or local statutes.

This determination letter gives no reliance for any qualification change that becomes effective, any guidance published, or any statutes enacted, after the issuance of the Cumulative List (unless the item has been identified in the Cumulative List) for the cycle under which this application was submitted.

This plan satisfies the requirements of Code section 4975(e)(7).

This letter may not be relied on after the end of the plan's first five-year remedial amendment cycle that ends more than 12 months after the application was received. This letter expires on January 31, 2018. This letter considered the 2011 Cumulative List of Changes in Plan Qualification Requirements.

GENERAL ELECTRIC COMPANY

This is not a determination with respect to any language in the plan or any amendment to the plan that reflects Section 3 of the Defense of Marriage Act, Pub. L. 104-199, 110 Stat. 2419 (DOMA) or U.S. v. Windsor, 133 S. Ct. 2675 (2013), which invalidated that section.

If you submitted any proposed amendments or a proposed restated plan with your application, those amendments must be adopted no later than the time prescribed under Code section 401(b) in order to retain reliance on this determination letter.

This determination letter considered the plan documents and/or amendments that were submitted with your application.

If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely,

Andrew E. Zuckerman
Director, EP Rulings & Agreements

Enclosures:
Publication 794